15026626

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- 67971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SCI Capital Markets, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5522 Greystone Street
(No. and Street)

Chevy Chase, MD 20815
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christian Dawahare (310) 691-1261
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 29 2015
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Christian Dawahare, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCI Capital Markets, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

FINOP
Title

*-See Attached Jurat With Affiant Statement
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ ~~See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)~~

John Christian Dawahare
Signature of Document Signer No. 1

~~*Signature of Document Signer No. 2 (if any)*~~

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

ADRIAN EDWARD NEWSOM
Commission # 1970090
Notary Public - California
Los Angeles County
My Comm. Expires Mar 17, 2016

Subscribed and sworn to (~~or affirmed~~) before me

on this 05TH day of February, 20 15,
Date *Month* *Year*
by

(1) John Christian Dawahare

~~(and (2)~~),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Adrian Edward Newsom
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III Document Date: 02/05/2015
Number of Pages: 23 Signer(s) Other Than Named Above: None

©2014 National Notary Association • www.NationalNotary.org • 1-800-US NOTARY (1-800-876-6827) Item #5910

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Screen Capital Securities, LLC.

We have audited the accompanying statement of financial condition of Screen Capital Securities, LLC. (the "Company") as of December 31, 2014, and the related statement of operations changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Screen Capital Securities, LLC.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Screen Capital Securities, LLC. as of December 31, 2014 , and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Screen Capital Securities, LLC.'s financial statements. The supplemental information is the responsibility of Screen Capital Securities, LLC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 5, 2014

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

SCREEN CAPITAL SECURITIES, LLC

CONTENTS

SCREEN CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS		
Cash	$	20,616
Prepaid expenses		3,739
	$	24,355
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable	$	4,316
Member's equity		20,039
	$	24,355

See accompanying notes to financial statements.

SCREEN CAPITAL SECURITIES, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2014		
Revenue		
Consulting fee income	$	5,000
Expenses		
Administration fees	$	93,750
Professional fees		13,655
Taxes and licenses		11,687
Other expenses		5,619
Total Expenses		124,711
Net Loss	$	(119,711)

See accompanying notes to financial statements.

SCREEN CAPITAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2014

Balance, beginning of year	$	18,750
Contributions		121,000
Net loss		(119,711)
Balance, end of year	$	20,039

See accompanying notes to financial statements.

SCREEN CAPITAL SECURITIES, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2014

Cash flows from operating activities		
Net loss	$	(119,711)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		(1,720)
Accounts payable		3,756
Net cash used in operating activities		(117,675)
Cash flows from financing activities		
Capital contributions		121,000
Net increase in cash		3,325
Cash, beginnning of year		17,291
Cash, end of year	$	20,616

Supplemental Information

Taxes Paid	$	800
Interest Paid		

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Screen Capital Securities, LLC (the "Company") was formed on July 18, 2007 as a Delaware limited liability company. On September 14, 2009, the Company was approved as a registered broker-dealer with the Securities and Exchange Commission ("SEC") and member of Financial Industry Regulatory Authority ("FINRA").

The Company was formed to perform consulting and fundraising activities for media-focused entities that may be structured as corporations, LLCs or partnerships. The Company may consult on the most effective and efficient capital structure that would include securities such as debt, equity and preferred stock. Mergers and acquisitions ("M&A") will not be the Company's primary business, but will occasionally be the best option to raise capital or divest entities, business lines or other assets. In general, prospective M&A transactions and clients will be identified through business contacts of associated persons of the Company. The Company's consulting services will consist of soliciting the terms, performing due diligence on specific deals, negotiating investor terms, developing presentation materials on behalf of issuers and selling shareholders, and hiring new employees for its consulting clients. The Company may assist clients in the sale or combination of their businesses with others.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on January 31, 2015.

Income Taxes

The Company is a limited liability company, and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2010.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Advisory fees are recognized as earned according to the fee schedule stipulated in the client's engagement contracts.

2. Member's equity and common control

The Company is owned by its sole member and is under common control with other related entities. The existence of common control could result in operating results or financial position of the Company to be significantly different from those that would have been obtained if the entities were autonomous. The sole member has agreed to provide capital contributions to the Company as necessary for it to continue as a going concern and to maintain compliance with minimum net capital requirements.

The debts, obligations and liabilities of the Company shall solely be the debts, obligations and liabilities of the Company and the sole member shall not be obligated personally for any such debt, obligation or liability solely by reason of being a member, except for any debts, obligations and liabilities that may arise from a regulatory agency.

3. Related party transactions

The Company has an administrative services agreement with an affiliated entity. In accordance with this agreement, the affiliated entity bears certain operating costs and expenses which are initially paid by the affiliate and subsequently reimbursed to the affiliated entity. During the year ended December 31, 2014, the Company reimbursed $93,750 to the affiliate for these costs and expenses.

4. Net capital requirements

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was $16,300, which was $11,300 in excess of its minimum requirement of $5,000.

5. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2014 or during the year then ended.

6. Commitments and Contingencies

Commitments

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2014 or during the year then ended.

7. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU Number	Title	Effective Date
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (February 2013).	After 12/15/13
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (July 2013).	After 12/15/14
2014-08	*Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (April 2014).*	After 12/15/14
2014-09	Revenue from Contracts with Customers (Topic 606): Revenue from Contracts with Customers (May 2014).	*After 12/15/17*
2014-15	*Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (August 2014).*	After 12/15/16

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

8. Subsequent events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

SCREEN CAPITAL SECURITIES, LLC

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE I

December 31, 2014

Net capital, member's equity		$ 20,039
Less nonallowable assets		
Prepaid expenses		3,739
Net capital		$ 16,300
Aggregate indebtedness		$ 4,316
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 288
Minimum net capital required (under SEC Rule 15c3-1)		$ 5,000
Excess net capital ($16,300 - $5,000)		$ 11,300
Percentage of aggregate indebtedness to net capital	$ 4,316 / $ 16,300	
		26.48%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2014.

SCREEN CAPITAL SECURITIES, LLC

SUPPLEMENTARY INFORMATION **SCHEDULE II**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) as of December 31, 2014.

Screen Capital Securities, LLC.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Screen Capital Securities, LLC. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Screen Capital Securities, LLC. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Screen Capital Securities, LLC. stated that Screen Capital Securities, LLC. mets the identified exemption provisions throughout the most recent fiscal year without exception. Screen Capital Securities, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Screen Capital Securities, LLC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 5, 2014

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

SCI CAPITAL MARKETS LLC

Assertions Regarding Exemption Provisions

We, as members of management of SCI Capital Markets LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

<u>Identified Exemption Provision:</u>

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

<u>Statement Regarding Meeting Exemption Provision:</u>

The Company met the identified exemption provision without exception throughout the period ending June 1, 2014 through December 31, 2014.

SCI CAPITAL MARKETS LLC

By:

Christian Dawahare, FINOP

1/29/2015

(Date)

345 NORTH MAPLE DRIVE · SUITE 294 · BEVERLY HILLS, CA 90210
TELEPHONE: (310) 205-2490 · FACSIMILE: (310) 205-2495